UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Wendy’s International, Inc.

(Name of Issuer)

Common Shares $.10 stated value
(Title of Class of Securities)

 950590109
(CUSIP Number)

 Stuart I. Rosen, Esq.
General Counsel
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
(212) 451-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,617,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,617,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,617,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,617,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,617,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,617,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,358,923

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,358,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,358,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1	/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,358,923

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,358,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,358,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
484,692

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
484,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,692

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,738,707

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,738,707

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,738,707

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund (Non-ERISA), L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
135,524

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
135,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
111,331

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
111,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
111,331

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
111,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
25,245

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
25,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
25,245

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
25,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
PN

12

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
25,245

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
25,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Nelson Peltz

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,617,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,617,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,617,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Peter W. May

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,617,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,617,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,617,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Edward P. Garden

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
6,617,500

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
6,617,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,617,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg Master Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Sandell Asset Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Thomas E. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
IN

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed on behalf of Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership (“Trian Offshore (Non-ERISA)”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund GP”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership (“Parallel Fund II GP”), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company (“Parallel Fund II GP LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Trian Filing Persons”), Castlerigg Master Investments Ltd. (“CMI”), Sandell Asset Management Corp. (“SAMC”), Castlerigg International Limited (“CIL”), Castlerigg International Holdings Limited (“CIHL”) and Thomas E. Sandell (“Sandell”, and collectively with CMI, SAMC, CIL and CIHL, the “Sandell Filing Persons” and, together with the Trian Filing Persons, the “Filing Persons”), with the Securities and Exchange Commission on December 13, 2005 (as amended by Amendment No. 1 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on January 17, 2006 and Amendment No. 2 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on March 3, 2006, the “Schedule 13D”), relating to the Common Shares, $.10 stated value (the “Shares”), of Wendy’s International, Inc., an Ohio corporation (the “Issuer”). Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 2, 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to include the following:

Item 2. Identity and Background

In addition to the previous Filing Persons, each of Parallel Fund II GP LLC, Parallel Fund II GP and Parallel Fund II is a Filing Person hereunder, and for purposes of the Schedule 13D.

Parallel Fund II GP LLC is the general partner of Parallel Fund II GP, which is the general partner of Parallel Fund II. Parallel Fund II GP LLC is owned and controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by Parallel Fund II.

The principal business address and the address of the principal office of each of Parallel Fund II GP LLC, Parallel Fund II GP and Parallel Fund II is 280 Park Avenue, 41st Floor, New York, New York 10017. Parallel Fund II is primarily engaged in the business of investing in securities. Parallel Fund II GP is primarily engaged in the business of serving as the general partner of Parallel Fund II. Parallel Fund II GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund II GP.

Item 3. Source and Amount of Funds or Other Consideration

On April 24, 2006, Trian Offshore, Trian Offshore (Non-ERISA), Trian Onshore, Parallel Fund, Parallel Fund II and the Separate Account purchased an additional 250,000 Shares for an aggregate purchase price of $15,323,675. The source of funding for such purchase was the respective general working capital of the purchasers. Additional detail regarding these purchases is set forth in Item 5(c) below.

As a result of these purchases, as of 4:00 pm, New York City time on April 27, 2006, the Filing Persons now have both voting and dispositive control with respect to 5.7% of the Issuer's outstanding Shares (based upon the 115,576,695 Shares stated by the Issuer to be outstanding as of March 6, 2006 in the Issuer’s Schedule 14A filed March 13, 2006).

As described in Item 5(c) below, certain of the Filing Persons have also entered into private transactions pursuant to which the named Filing Persons bought from or sold to each other a number of Shares at a price equal to the closing price of the Shares on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named Filing Persons.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on April 27, 2006, the Filing Persons beneficially owned, in the aggregate, 6,617,500 Shares, representing approximately 5.7% of the Issuer’s outstanding Shares (based upon the 115,576,695 Shares stated by the Issuer to be outstanding as of March 6, 2006 in the Issuer’s Schedule 14A filed March 13, 2006).

(b) Each of Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA) beneficially and directly owns and has sole voting power and sole dispositive power with regard to 484,692, 1,738,707 and 135,524 Shares, respectively, except to the extent that other Filing Persons as described in the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Parallel Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 111,331 Shares, except to the extent that other Filing Persons as described in the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 25,245 Shares, except to the extent that other Filing Persons as described in the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Certain of the Filing Persons beneficially own 205,988 Shares that are directly owned by the Separate Account, as further described in the Schedule 13D.

Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 3,916,013 Shares, except to the extent that other Filing Persons as described in Item 5 to the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c) The following table and the notes thereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on April 27, 2006. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

			Price	Transaction
Name	Date	No. of Shares	Per Share ($)	Type

Trian Onshore	3/1/2006	4,467	57.9000	Purchase *
Trian Onshore	3/16/2006	2,941	63.6900	Sale*
Trian Onshore	4/1/2006	609	62.0600	Sale*
Trian Onshore	4/24/2006	44,854	61.2947	Purchase

Trian Offshore	3/1/2006	255	57.9000	Purchase *
Trian Offshore	3/16/2006	16,231	63.6900	Sale*
Trian Offshore	4/1/2006	5,856	62.0600	Purchase *
Trian Offshore	4/24/2006	160,906	61.2947	Purchase

Trian Offshore (Non-ERISA)	3/1/2006	1,510	57.9000	Sale*
Trian Offshore (Non-ERISA)	3/16/2006	1,201	63.6900	Sale*
Trian Offshore (Non-ERISA)	4/1/2006	1,497	62.0600	Sale*
Trian Offshore (Non-ERISA)	4/24/2006	12,542	61.2947	Purchase

Parallel Fund	3/1/2006	1,126	57.9000	Sale*
Parallel Fund	3/16/2006	980	63.6900	Sale*
Parallel Fund	4/1/2006	1,240	62.0600	Sale*
Parallel Fund	4/24/2006	10,303	61.2947	Purchase

Parallel Fund II	3/16/2006	23,140	63.6900	Purchase*
Parallel Fund II	4/1/2006	227	62.0600	Sale *
Parallel Fund II	4/24/2006	2,332	61.2947	Purchase

Separate Account	3/1/2006	2,086	57.9000	Sale*
Separate Account	3/16/2006	1,787	63.6900	Sale*
Separate Account	4/1/2006	2,283	62.0600	Sale*
Separate Account	4/24/2006	19,063	61.2947	Purchase

* Represent private transactions pursuant to which the named persons bought from or sold to each other, as indicated above, the number of Shares set forth above at a price equal to the closing price of the Shares on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

As previously described in the Schedule 13D, Trian Management and SAMC entered into an agreement (the “Agreement”), which Agreement is filed as Exhibit 2 to the Schedule 13D and incorporated herein by reference.

On April 27, 2006, Trian Management and SAMC entered into an amendment to the Agreement (the “Amendment”) pursuant to which the termination date of the Agreement was extended until the earlier to occur of (i) December 31, 2006 and (ii) the announcement by the Issuer that it has entered into a definitive agreement with respect to the sale of all of its Shares to a third party.

The foregoing descriptions of the Agreement and the Amendment are summaries only and are qualified in their entirety by reference to the Agreement, which is filed as Exhibit 2 to the Schedule 13D and incorporated herein by reference, and the Amendment, which is filed as Exhibit 10 hereto.

Item 7. Material to be Filed as Exhibits

10. Amendment dated as of April 27, 2006, to the Agreement (filed as Exhibit 2 to the Schedule 13D) dated as of November 4, 2005 by and among Sandell Asset Management Corp. and Trian Fund Management, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2006

TRIAN PARTNERS GP, L.P.
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

[Signature Page of Amendment No. 3 of Schedule 13D – Wendy’s International, Inc.]

TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner, LLC, its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By: /s/ Edward P. Garden Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.
By: Trian Partners Parallel Fund II GP, L.P., its general partner
By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By: /s/ Edward P. Garden Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.
By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By: /s/ Edward P. Garden Name: Edward P. Garden Title: Member

[Signature Page of Amendment No. 3 of Schedule 13D – Wendy’s International, Inc.]

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By: /s/ Edward P. Garden Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By: /s/ Edward P. Garden Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By: /s/ Edward P. Garden Name: Edward P. Garden Title: Member

/s/ Nelson Peltz
NELSON PELTZ

/s/ Peter W. May
PETER W. MAY

/s/ Edward P. Garden
EDWARD P. GARDEN

[Signature Page of Amendment No. 3 of Schedule 13D – Wendy’s International, Inc.]

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp., its investment manager

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp., its investment manager

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp., its investment manager

By: /s/ Thomas E. Sandell Name: Thomas E. Sandell Title: Chief Executive Officer

/s/ Thomas E. Sandell
THOMAS E. SANDELL

End of Filing

[Signature Page of Amendment No. 3 of Schedule 13D – Wendy’s International, Inc.]